Law Offices of Thomas E. Puzzo, PLLC
                                3823 44th Ave. NE
                            Seattle, Washington 98105
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868

                                  July 2, 2013

VIA EDGAR

Ms. Maryse Mills-Apenteng
Special Counsel
U.S. Securities and Exchange Commission
Washington D.C. 20549

Re: Zlato Inc.
    Registration Statement on Form S-1
    Filed May 15, 2013
    File No. 333-188610

Dear Ms. Mills-Apenteng:

     Pursuant to the staff's comment letter dated June 11, 2013, we respectfully submit this letter on behalf of our client, the Company.

     Amendment No. 1 to the Company's Form S-1 was filed with the Commission via EDGAR on July 2, 2013.

     The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment. The page numbers below reference the redlined Amendment No. 1 to the Company's Form S-1.

COVER PAGE

1. PLEASE DISCLOSE IN THE INITIAL PARAGRAPH THAT THIS OFFERING CONSTITUTES YOUR INITIAL PUBLIC OFFERING.

Company response: We have revised disclosure in the initial paragraph to indicate that this offering constitutes our initial public offering.

PROSPECTUS SUMMARY, PAGE 3

2. YOU STATE ON PAGE 29 THAT YOU ARE A SHELL COMPANY AS DEFINED IN SECURITIES ACT RULE 405. ACCORDINGLY, PLEASE DISCLOSE THAT YOU ARE A SHELL COMPANY IN THE PROSPECTUS SUMMARY AND ADD A RISK FACTOR THAT HIGHLIGHTS THE UNAVAILABILITY OF SECURITIES ACT RULE 144 FOR PURPOSES OF MEETING THE SAFE HARBOR REQUIREMENT FROM

THE DEFINITION OF UNDERWRITER, INCLUDING ANY EFFECT ON THE LIQUIDITY OF YOUR SHARES AND ON YOUR ABILITY TO ATTRACT ADDITIONAL CAPITAL TO IMPLEMENT YOUR BUSINESS PLAN OR SUSTAIN FUTURE OPERATIONS.

Company response: We have added additional disclosure on page 3 to indicate that the company is a shell company as defined under Rule 405 in the Securities Act, because we currently have nominal operations and our assets consist solely of cash and cash equivalents. We also added an additional risk factor disclosing the above noted and that there will be illiquidity of any future trading market until the company is no longer considered a shell company, and that until such time, any unregistered securities sold by our Company can only be resold through registration under the Securities Act of 1933, or by meeting the conditions of Rule 144(i).

CORPORATE BACKGROUND AND BUSINESS OVERVIEW, PAGE 3

3. THE TIMELINE FOR DEVELOPING YOUR INITIAL EMR SOFTWARE, THE "SOFTWARE DEVELOPMENT KIT" FOR INTEROPERABILITY WITH THIRD PARTY PRODUCTS, AND THE EXPECTED TIMELINE FOR REVENUE GENERATION APPEARS TO BE INCONSISTENTLY DESCRIBED THROUGHOUT YOUR DOCUMENT. FOR EXAMPLE, YOU STATE HERE THAT YOU WILL NEED 12 MONTHS TO CREATE THE EMR PRODUCT AND 8-10 MONTHS TO COMPLETE THE KIT; ON PAGE 6 YOU STATE THAT THE TOTAL CYCLE FOR DEVELOPMENT OF YOUR BASIC PRODUCT WILL TAKE APPROXIMATELY 18 MONTHS AND ON PAGE 26 YOU STATE THAT YOUR BASIC EMR SOFTWARE WILL BE READY FOR COMMERCIAL SALE WITHIN 6-12 MONTHS. PLEASE REVISE YOUR DISCLOSURE HERE, IN YOUR 12 MONTH PLAN OF OPERATIONS, IN THE MILESTONES SECTION OF YOUR MANAGEMENT'S DISCUSSION AND ANALYSIS, AND ELSEWHERE AS APPROPRIATE TO PROVIDE A CONSISTENT DESCRIPTION OF YOUR BUSINESS DEVELOPMENT TIMELINE, INCLUDING THE EXPECTED TIMING FOR THE COMMERCIAL LAUNCH OF YOUR PRODUCT. IN ADDITION, CLARIFY THE BASIS FOR YOUR STATEMENT THAT YOU DO NOT EXPECT TO GENERATE REVENUE FOR AT LEAST 18-24 MONTHS FROM THE DATE OF YOUR PROSPECTUS.

Company response: We have revised our disclosure throughout the subject document to provide consistent description of the business development timeframe being 12 months from the successful completion of the offering and 18-24 months from the date hereof until anticipated revenue generation.

4. ON PAGE 4 YOU DESCRIBE NET PROCEEDS TO YOU IN THE AMOUNT OF $50,000 LESS COSTS ASSUMING ALL OF THE SHARES ARE SOLD. GIVEN THAT YOURS IS A BEST EFFORTS OFFERING, INFORMATION REGARDING THE OFFERING THAT IS CONTINGENT ON THE NUMBER OF SHARES SOLD SHOULD BE DISCLOSED IN A MANNER THAT REFLECTS THE RANGE OF POSSIBLE OUTCOMES. IN THIS REGARD, PLEASE REVISE YOUR DISCLOSURE TO INDICATE THAT UP TO ONE MILLION SHARES OF COMMON STOCK ARE BEING OFFERED AND PROVIDE A RANGE OF THE POSSIBLE PROCEEDS TO BE RAISED FROM YOUR OFFERING ON A NET BASIS. PROVIDE SIMILAR DISCLOSURE REGARDING THE POSSIBLE NUMBER OF SHARES OUTSTANDING AFTER THE OFFERING.

Company response: We have inserted a table under "net proceeds to us" indicating a range of outcomes and the total number of shares outstanding under a range of outcomes under "number of shares outstanding after the offering".

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RISK FACTORS, PAGE 5

5. YOU STATE ON PAGE 36 IN YOUR LIQUIDITY AND CAPITAL RESOURCES SECTION THAT YOUR CURRENT CASH AND WORKING CAPITAL BALANCE IS ONLY SUFFICIENT TO COVER EXPENSES FOR THE NEXT FOUR TO SIX MONTHS, AND THAT IF YOU CANNOT RAISE ANY ADDITIONAL FINANCING, YOU MAY BE FORCED TO CEASE OPERATIONS. PLEASE ADD A RISK FACTOR DISCLOSING, AS OF THE MOST RECENT PRACTICABLE DATE, YOUR CURRENT CASH RESOURCES AND THE NUMBER OF MONTHS YOUR AVAILABLE CASH RESOURCES WILL FUND AS WELL AS THE ADDITIONAL AMOUNT NEEDED TO FULLY FUND YOUR BUSINESS ACTIVITIES FOR THE NEXT 12 MONTHS.

Company response: We have amended the first risk factor to disclose, as of the most recent practicable date, our current cash resources, the number of months our available cash resources will fund as well as the additional amount needed to fully fund your business activities for the next 12 months. We also disclosed our need for additional financing, and the resultant impact on stockholders, to commercially launch our proposed product and provide for further development, for which we currently have no arrangements in place.

6. YOU STATE ON PAGE 30 THAT YOU DO NOT HAVE A CLASS OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT AND IT DOES NOT APPEAR THAT YOU INTEND TO REGISTER UNDER SECTION 12; THEREFORE YOU WILL BE SUBJECT ONLY TO THE REPORTING REQUIREMENTS OF SECTION 15(D) OF THE EXCHANGE ACT. PLEASE ADD A RISK FACTOR INFORMING POTENTIAL INVESTORS OF HOW THE REGULATORY REQUIREMENTS IMPOSED ON
SECTION 15(D) REGISTRANTS ARE MORE LIMITED THAN THOSE IMPOSED UPON FULLY REPORTING COMPANIES AND DISCUSSING THE RESULTING RISKS.

Company response: We have amended our disclosure to indicate that we intend to register our common shares under Section 12 immediately subsequent to our Registration Statement being declared effective and that we will become a reporting issuer that is required to file all required periodic and other reports.

7. WE NOTE THAT YOU CURRENTLY HAVE ONLY ONE SHAREHOLDER AND IT APPEARS LIKELY THAT YOU MAY HAVE FEWER THAN 300 RECORD HOLDERS FOLLOWING THE COMPLETION OF THE OFFERING. PLEASE INCLUDE A RISK FACTOR THAT THAT EXPLAINS THE AUTOMATIC
REPORTING SUSPENSION OF SECTION 15(D) OF THE EXCHANGE ACT AND THE POTENTIAL EFFECTS ON THE COMPANY AND ITS INVESTORS, INCLUDING WITH RESPECT TO YOUR ABILITY TO HAVE THE PRICE OF YOUR SECURITIES QUOTED ON THE OTC BULLETIN BOARD.

Company response: Please refer to comment number 6. Because the company is intending to register its common shares under Section 12 and become a reporting issuer, there will be no reporting suspension or removal from the OTC Bulletin Board as a voluntary filer. Therefore we have not added a risk factor that discloses the automatic reporting suspension of Section 15(d) of the Exchange Act and the potential effects on the company and its investors, including the ability to have our common shares quoted on the OTC Bulletin Board.

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
"IF WE ARE UNABLE TO OBTAIN THE NECESSARY FINANCING...," PAGE 5

8. YOU STATE ON PAGE 36 THAT, EVEN ASSUMING YOU ARE ABLE TO SUCCESSFULLY RAISE ALL OF THE FUNDING UNDER YOUR PROPOSED OFFERING, YOU MUST STILL RAISE SIGNIFICANT ADDITIONAL FUNDING TO CONTINUE YOUR BUSINESS, INCLUDING AN ESTIMATED ADDITIONAL $200,000 FOR EXPENSES RELATED TO THE LAUNCH OF YOUR BASIC EMR SOFTWARE. PLEASE CLARIFY HERE, IN THE SUMMARY AND THROUGHOUT THE PROSPECTUS, THAT ADDITIONAL FUNDING WILL BE REQUIRED TO LAUNCH YOUR INITIAL PRODUCT.

Company response: We have amended our disclosure on page 36 and throughout the prospectus to more clearly indicate that an additional $200,000 is required in additional funding to launch our initial product.

"AS AN `EMERGING GROWTH COMPANY' UNDER THE JOBS ACT...," PAGE 10

9. PLEASE EXPAND YOUR DISCLOSURES RELATING TO THE EMERGING GROWTH COMPANY EXEMPTION, OR PROVIDE A SEPARATE RISK FACTOR, TO DESCRIBE THE EXTENT TO WHICH ANY OF THE EXEMPTIONS AVAILABLE TO YOU AS AN EMERGING GROWTH COMPANY REMAIN AVAILABLE TO YOU AS A SMALLER REPORTING COMPANY.

Company response: We have expanded our disclosure in this risk factor to describe the extent to which any of the exemptions available to us as an Emerging Growth Company remain available to us as a Smaller Reporting Company.

USE OF PROCEEDS, PAGE 14

10. YOU STATE ON PAGE 15 THAT IF YOU DO NOT SELL ALL ONE MILLION SHARES IN THIS OFFERING, YOU WILL NOT BE ABLE TO ACHIEVE YOUR BUSINESS OBJECTIVES; HOWEVER, THE TABLE DESCRIBING YOUR BUDGET IF 10%, 25%, 50%, 75% OR 100% OF THE SHARES ARE SOLD REFLECTS A DEFICIT IN THE EVENT THAT 10%, 25%, AND 75% OF THE SHARES ARE SOLD. THIS SECTION SHOULD DESCRIBE THE PRINCIPAL PURPOSES FOR WHICH THE NET PROCEEDS ARE INTENDED TO BE USED, AND WHERE LESS THAN ALL OF THE SECURITIES TO BE OFFERED MAY BE SOLD, THE ORDER OF PRIORITY SHOULD BE INDICATED. IT APPEARS THAT YOU SHOULD REVISE THE TABLE TO INDICATE WHICH ELEMENTS OF YOUR BUSINESS PLAN YOU WILL BE UNABLE TO FUND IN THOSE INSTANCES. THAT IS, IT APPEARS THAT THE TABLE SHOULD BE REVISED TO REFLECT ONLY THOSE ACTIVITIES YOUR PROCEEDS WILL ALLOW YOU TO FUND. PLEASE REVISE ACCORDINGLY OR ADVISE.

Company response: The Use of Proceeds table on Page 15 and in the Plan of Operations section has been revised to show only those items that can be funded under the different scenarios, (excepting the 10% scenario) without any resultant cash shortfall. The disclosure has also been amended to highlight the minimum cash shortfall under the 10% scenario, that our basic needs for survival will not be met, and that there are currently no plans in place to fund the shortfall if we are only successful in raising 10% of the planned offering.

INFORMATION WITH RESPECT TO THE REGISTRANT

THE MARKET, PAGE 21

11. WE NOTE THAT YOU HAVE INCLUDED HYPERLINKS TO THE SOURCES YOU CITE FOR YOUR STATISTICAL DATA. PLEASE REFER TO SECURITIES ACT RELEASE NO. 33-7856 REGARDING

THE  IMPLICATIONS  OF  INCLUDING  HYPERLINKED   INFORMATION  IN  YOUR  DOCUMENT.
ALTERNATIVELY, YOU MAY REMOVE THE HYPERLINKS FROM YOUR DOCUMENT.

Company response: We have removed all hyperlinks and related information from the prospectus.

12. IT DOES NOT APPEAR THAT THE SOURCE CITED IN FOOTNOTE (1) SUPPORTS YOUR ASSERTION THAT "THERE WERE APPROXIMATELY 850,000 PHYSICIANS IN THE USA AND 80% WERE PRACTICING IN GROUPS OF 9 OR LESS." PLEASE REVISE OR ADVISE.

Company response: We have removed footnote 1 and provided amended disclosure from the Federation of State Medical Boards which indicate that there are approximately 878,000 practicing and registered physicians in the USA in 2012 and that it is generally believed that the majority are smaller or individual practices.

13. PLEASE PROVIDE SUPPORT FOR THE FOLLOWING ASSERTIONS:

* "SMALL AND EVEN MEDIUM SIZED PRIMARY CARE PHYSICIAN OFFICES AND CLINICS ARE GENERALLY UNDERSTAFFED DUE TO CASH CONSTRAINTS AND TYPICALLY OPERATE UNDER STRESSFUL CONDITIONS BECAUSE OF LONG HOURS AND LOW-SKILLED SUPPORT STAFF";

* "RECORD KEEPING AND UPDATES IS [SIC] USUALLY THE LAST TASK TO BE COMPLETED, AND ARE NOT COMPLETED ON A REAL TIME BASIS";

*    "DELAYS IN COMPLETION RESULT IN FREQUENT HUMAN ERRORS";

*    "DATA ENTRY AND PAPER FILE STORAGE IS GENERALLY POORLY MANAGED";

*    "THE USA HAS BEEN SLOW TO ADOPT EMR TECHNOLOGY"; AND

* "MEDICAL PERSONNEL ARE USUALLY SLOW TO ADOPT NON MEDICAL CHANGE AND VIEW NON MEDICAL TASKS AS LOW PRIORITY, EVEN THOUGH LONG TERM BENEFITS MAY BE SIGNIFICANT."

Company response: We have removed all of the above noted assertions from the document.

SALES STRATEGY, PAGE 24

14. PLEASE DISCLOSE THE BASIS FOR THE INFORMATION PRESENTED IN YOUR ANNUAL PRACTICE STATISTICS - PRACTICE TIME SAVINGS WITH AN EMR COST BENEFIT ANALYSIS ON PAGE 24. GIVEN THAT YOU HAVE NO PRODUCT OR OPERATING HISTORY, IT APPEARS INAPPROPRIATE TO DISCLOSE A COST BENEFIT ANALYSIS OF A NON-EXISTING PRODUCT AND TO ASSERT A SPECIFIC "TOTAL ROI FOR THE FIRST YEAR." FURTHER, YOUR EXAMPLE INCLUDES ASSUMPTIONS, SUCH AS "AVERAGE PHYSICIAN APPOINTMENTS PER DAY," "TOTAL DAYS WORKED PER YEAR," AND THE HOURLY NET INCOME EARNED BY A PHYSICIAN, THAT APPEAR TO BE ARBITRARY. PLEASE REMOVE THIS EXAMPLE OR TELL US HOW THESE APPARENTLY ARBITRARY NUMBERS ARE RELEVANT TO, AND REFLECT IN ANY MEANINGFUL WAY, A PRODUCT YOU HAVE YET TO DEVELOP AND MAY NEVER DEVELOP.

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
Company response: We have removed the cost benefit ROI analysis table from the prospectus.

SOURCES AND AVAILABILITY OF PRODUCTS AND SERVICES, PAGE 25

15. PLEASE CLARIFY WHAT YOU MEAN BY "LOCAL" WHEN YOU DESCRIBE THE THIRD-PARTY CONTRACTORS YOU PLAN TO HIRE.

Company response: We have amended our disclosure to clearly indicate that we only intend to hire Eastern European based third party firms or independent contractors to develop our planned software.

16. CONSIDER INCLUDING A MORE BALANCED DISCUSSION OF THE STATE OF THE EMR MARKET. FOR EXAMPLE, WE NOTE THAT THE SOURCE CITED IN FOOTNOTE (2) STATES THAT "TWO-THIRDS (69%) OF U.S. PRIMARY CARE PHYSICIANS REPORTED USING ELECTRONIC MEDICAL RECORDS (EMRS) IN 2012, UP FROM LESS THAN HALF (46%) IN 2009"; THIS APPEARS TO BE INCONSISTENT WITH CERTAIN OF YOUR ASSERTIONS REGARDING THE ADOPTION OF EMR TECHNOLOGY IN THE U.S .

Company response: We have removed any inconsistencies and amended disclosure to only reference the July 2012 report published by the Centers for Disease Control and Prevention, National Center for Health Statistics for implementation rates by practice size.

17. YOU STATE THAT ACCESS TO YOUR SYSTEM BY INTRUDERS OR UNAUTHORIZED USERS WOULD BE AN "UNLIKELY EVENT." GIVEN THE RISKS ASSOCIATED WITH CYBERSECURITY BREACHES, PLEASE CONSIDER REVISING. WE REFER YOU TO THE DIVISION OF CORPORATION FINANCE'S CF DISCLOSURE GUIDANCE TOPIC NO. 2: CYBERSECURITY FOR ADDITIONAL GUIDANCE ON THIS TOPIC. FURTHERMORE, TELL US WHAT CONSIDERATION YOU GAVE TO INCLUDING RISK FACTOR DISCLOSURE.

Company response: We have removed the words "unlikely event" and added a new risk factor discussing the risks associated with cyber security breaches. We have added disclosure in this risk factor to address risk issues as outlined in the Division of Corporation Finance's CF Disclosure Guidance Topic No. 2:
Cybersecurity.

18. WE NOTE THAT YOUR OPERATIONS ARE CONDUCTED IN THE SLOVAK REPUBLIC AND THAT, AS YOU STATE ON PAGE 12, "ALL OF [YOUR] ASSETS ARE EITHER LOCATED OR CONTROLLED" IN THE SLOVAK REPUBLIC. PLEASE CONSIDER ADDING ADDITIONAL DISCLOSURE DESCRIBING ANY EXISTING OR PROBABLE FOREIGN REGULATIONS THAT MAY IMPACT THE COMPANY OR YOUR OPERATIONS.

Company response: We have added additional disclosure under "Government Regulations" stating that we are intending to sell our product in the USA, and that we do not believe that regulations of the Slovak Republic will have a material impact on the way we conduct our business until we sell our products and services in the country.

19. PLEASE ENSURE THAT YOU PROVIDE A MATERIALLY ACCURATE DESCRIPTION OF THE GOVERNMENT REGULATIONS THAT MAY AFFECT THE COMPANY. FOR EXAMPLE, YOU STATE THAT THE HITECH ACT REQUIRES "MANDATORY IMPLEMENTATION OF EMR SYSTEMS BY 2014," HOWEVER, WE NOTE THAT THIS IS PART OF AN INCENTIVE PROGRAM AVAILABLE TO ELIGIBLE PROFESSIONALS, AND THAT PHYSICIANS WHO HAVE NOT ADOPTED BY 2014 WOULD HAVE UP TO A 5% REDUCTION IN THEIR MEDICARE REIMBURSEMENT RATES OVER FIVE YEARS BEGINNING IN 2015.

Company response: We have amended our disclosure to reflect that there are incentive payments for EMR adoption by 2014 and penalties for later subsequent adoptions, and that adoption is not mandatory under the HITECH Act.

WHERE YOU CAN FIND MORE INFORMATION, PAGE 30

20. YOUR DISCLOSURE HERE REGARDING YOUR REPORTING OBLIGATIONS DOES NOT APPEAR TO BE CONSISTENT WITH THE REPORTING REQUIREMENTS OF SECTION 15(D) OF THE EXCHANGE ACT, TO WHICH YOU WILL BE SUBJECT UPON EFFECTIVENESS OF YOUR REGISTRATION STATEMENT. PLEASE REVISE TO PROVIDE CONSISTENT DISCLOSURE REGARDING YOUR REPORTING OBLIGATIONS.

Company response: Please also refer to comments 6&7 herein.We have amended our disclosure to indicate that we intend to register our common shares under
Section 12 immediately subsequent to our Registration Statement being declared effective and that we will become a reporting issuer that is required to file all required periodic and other reports.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIMITED OPERATING HISTORY AND NEED FOR ADDITIONAL CAPITAL, PAGE 31

21. YOU STATE ON PAGE 31 THAT "[M]ANAGEMENT HAS NO INTENTION AT THIS TIME TO HIRE ADDITIONAL EMPLOYEES DURING THE FIRST YEAR OF OPERATIONS." HOWEVER, WE NOTE ELSEWHERE IN THE PROSPECTUS THAT YOU "WILL REQUIRE THREE MULTI-PURPOSE SENIOR SOFTWARE DEVELOPERS WITH 6+ YEARS OF EXPERIENCE" AND THAT YOU INTEND TO HIRE A SALES CONSULTANT FOR INITIAL MARKETING OF YOUR PRODUCTS. PLEASE REVISE YOUR DISCLOSURES TO DESCRIBE MANAGEMENT'S INTENTIONS WITH REGARD TO HIRING ADDITIONAL EMPLOYEES. TO THE EXTENT THAT YOU EXPECT TO ENGAGE ONLY OUTSIDE CONSULTANTS TO DEVELOP AND MARKET YOUR SOFTWARE RATHER THAN HIRE EMPLOYEES, PLEASE CLARIFY THIS.

Company response: We have corrected our disclosure to indicate that we intend to hire a sales consultant as an employee nine months after the successful completion of the maximum offering and that all software developers are contracted third party firms or individuals and not employees.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS, PAGE 38

22. PLEASE NOTE THAT ITEM 401 OF REGULATION S-K REQUIRES DISCLOSURE WITH RESPECT TO THE INVOLVEMENT OF YOUR OFFICER/DIRECTOR IN CERTAIN LEGAL PROCEEDINGS FOR THE PAST 10 YEARS. PLEASE REVISE ACCORDINGLY.

Company response: We have amended our disclosure to comply with Item 401 of Regulation S-K.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. GOING CONCERN, PAGE F-8

23. YOU DISCLOSE THAT THE COMPANY INTENDS TO FUND ITS EXPENDITURES THROUGH EQUITY FINANCING ARRANGEMENTS, WHICH MAY BE INSUFFICIENT TO FUND ITS PROPOSED DEVELOPMENT EXPENDITURES, WORKING CAPITAL AND OTHER CASH REQUIREMENTS THROUGH THE NEXT FISCAL YEAR ENDING MARCH 31, 2014. ON PAGE 31 YOU DISCLOSE THAT THE FUNDS FROM THIS OFFERING WILL ALLOW YOU TO OPERATE FOR ONE YEAR, ONLY IF YOU ARE SUCCESSFUL IN RAISING THE MAXIMUM OFFERING. PLEASE REVISE THIS NOTE TO COMPLY WITH FRC 607.02 AND PARAGRAPH 10 OF PCAOB INTERIM AUDITING STANDARDS AU SECTION 341 BY DESCRIBING IN FURTHER DETAIL MANAGEMENT'S PLAN TO FUND OPERATIONS. SUCH DISCLOSURE SHOULD DISCLOSE THE AMOUNT OF MINIMUM PROCEEDS NECESSARY TO REMOVE THE THREAT AND ENABLE THE COMPANY TO REMAIN VIABLE FOR AT LEAST THE 12 MONTHS FOLLOWING THE DATE OF THE FINANCIAL STATEMENTS.

Company response: Note 3 has been amended to disclose that the minimum amount of additional funding necessary to enable the Company to carry out its intended business plan and remain viable for at least the twelve months following the date of the financial statements is approximately $50,000.

EXHIBITS

24. PLEASE FILE THE FORM OF SUBSCRIPTION AGREEMENT THAT YOU WILL REQUIRE INVESTORS IN THE OFFERING TO EXECUTE.

Company response: The form of subscription agreement that we intend to use is filed as exhibit 10.1.

Please  contact  the   undersigned   with  any  questions,   comments  or  other
communications to the Company.

                                         Very truly yours,


                                         /s/ Thomas E. Puzzo
                                         ----------------------------------
                                         Thomas E. Puzzo


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